Pricing Term Sheet	Issuer Free Writing Prospectus
Dated August 9, 2021	Filed Pursuant to Rule 433
Registration Statement No. 333-235473
Supplementing the Preliminary
Prospectus Supplement dated August 9, 2021
(To Prospectus dated December 12, 2019)

Kennedy-Wilson, Inc.

4.75% Senior Notes due 2030

The information in this pricing term sheet relates to the offering (the “Offering”) of the 4.75% Senior Notes due 2030 of Kennedy-Wilson, Inc. (the “Issuer”) and should be read together with the preliminary prospectus supplement dated August 9, 2021 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated December 12, 2019, including the documents incorporated by reference therein, relating to Registration Statement No. 333-235473. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer	Kennedy-Wilson, Inc. (the “Issuer”).

Securities	4.75% Senior Notes due 2030 (the “Notes”).

Principal Amount	$600,000,000.

Format	SEC Registered.

Maturity	February 1, 2030.

Coupon (Interest Rate)	4.75% per annum.

Public Offering Price	100% of the principal amount, plus accrued interest, if any, from August 23, 2021, if settlement occurs after that date.

Yield to Maturity	4.75% per annum.

Interest Payment Dates	March 1 and September 1, beginning on March 1, 2022. In addition, February 1, 2030 will be regular interest payment date for the notes.

Regular Record Dates	February 15 and August 15; provided, however, that the Regular Record Date for the Interest Payment Date occurring on

February 1, 2030 will be January 15, 2030.

Optional Redemption	Callable during the 12-month period commencing on September 1 of the years, and at the prices (expressed as percentages of the principal amount), set forth below corresponding to the applicable series of Notes:

	Period	Redemption Price
	2024	102.375%
	2025	101.188%
	2026 and thereafter	100.000%

Optional Redemption with Equity Proceeds	Prior to September 1, 2024, up to 40.0% at a redemption price equal to 104.75% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption	At any time prior to September 1, 2024, the Issuer may redeem the Notes, in whole or in part, at a “make-whole” premium, plus accrued and unpaid interest to the redemption date. The “make-whole” will be determined as described in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Optional Redemption.”

Trade Date	August 9, 2021.

Settlement Date	August 23, 2021 (T+10).

The Issuer expects that delivery of the Notes will be made to investors on or about the Settlement Date, which will be the tenth business day following the Trade Date (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required, subject to certain exceptions, to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to sell their Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Use of Proceeds	The Issuer estimates that the net cash proceeds from the sale of the Notes will be approximately $593.7 million, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Issuer.

The Issuer intends to use the net proceeds, together with cash on hand, to redeem in full all of the outstanding KWE Bonds (£219.8 million outstanding principal amount), including accrued and unpaid interest and related premiums and expenses, and to repay approximately $289.3 million of the outstanding principal balance under its revolving line of credit.

Investment by Affiliated Party	An entity affiliated with one of our directors has indicated its intent to purchase up to $10.0 million in aggregate principal amount of Notes.

CUSIP / ISIN Numbers	489399 AN5 / US489399AN56.

Minimum Denominations	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers	BofA Securities, Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC

Co-Managers	PNC Capital Markets LLC Evercore Group L.L.C.

* * *

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated December 12, 2019) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Securities, Inc. by mail at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, email at dg.prospectus_requests@bofa.com or call toll-free at (800) 294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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